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                                                              OMB APPROVAL
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                                                      OMB Number: 3235-0287
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] CHECK BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(B).


(Print or Type Response)
--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

   Murdock                           Jerry                  J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o Insight Capital Partners
680 Fifth Avenue, 9th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                           New York              10019
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

     Quest Software, Inc. (QSFT)
--------------------------------------------------------------------------------
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4.   Statement for Month/Year

     02/01
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Year)

     03/01
--------------------------------------------------------------------------------
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================


--------------------------------------------------------------------------------------------------------------------------
                                                                                                    6.
                                                   4.                                5.             Owner-
                                                   Securities Acquired (A) or        Amount of      ship
                                   3.              Disposed of (D)                   Securities     Form:       7.
                                   Transaction     (Instr. 3, 4 and 5)               Beneficially   Direct      Nature of
                     2.            Code            ------------------------------    Owned at End   (D) or      Indirect
1.                   Transaction   (Instr. 8)                      (A)               of Month       Indirect    Beneficial
Title of Security    Date          ------------    Amount          or     Price      (Instr. 3      (I)         Ownership
(Instr. 3)           (mm/dd/yy)     Code     V                     (D)               and 4)         (Instr.4)   (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
Common Stock          02/26/01       J             1,640,002       (D)     N/A           -0-          (I)         (1)
--------------------------------------------------------------------------------------------------------------------------
Common Stock          02/26/01       J               363,942       (A)     N/A         303,119        (I)         (2)
--------------------------------------------------------------------------------------------------------------------------
Common Stock          02/26/01       J                13,349(3)    (A)     N/A         184,850        (D)
==========================================================================================================================


------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

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                                                      Expires: December 31, 2001
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


FORM 4 (CONTINUED)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  10.
                                                                                                        9.        Owner-
                                                                                                        Number    ship
                                                                                                        of        Form
              2.                                                                                        Deriv-    of
              Conver-                    5.                                7.                           ative     Deriv-   11.
              sion                       Number of                         Title and Amount             Secur-    ative    Nature
              or                         Derivative      6.                of Underlying       8.       ities     Secur-   of
              Exer-             4.       Securities      Date              Securities          Price    Bene-     ity:     In-
              cise     3.       Trans-   Acquired (A)    Exercisable and   (Instr. 3 and 4)    of       ficially  Direct   direct
              Price    Trans-   action   or Disposed     Expiration Date   ----------------    Deriv-   Owned     (D) or   Bene-
1.            of       action   Code     of(D)           (Month/Day/Year)            Amount    ative    at End    In-      ficial
Title of      Deriv-   Date     (Instr.  (Instr. 3,      ----------------            or        Secur-   of        direct   Owner-
Derivative    ative    (Month/  8)       4 and 5)        Date     Expira-            Number    ity      Month     (I)      ship
Security      Secur-   Day/     ------   ------------    Exer-    tion               of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity      Year)    Code V    (A)   (D)      cisable  Date     Title     Shares    5)       4)        4)       4)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

==================================================================================================================================

Explanation of Responses:


      /s/ Jerry Murdock                                      February 14, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Continuation Page

Item 1.  Name and Address of Reporting Person

Jerry Murdock
c/o Insight Capital Partners
680 Fifth Avenue, 9th Floor
New York, NY  10019

Item 2.  Date of Event Requiring Statement

February 2001

Item 4.  Issuer Name and Ticker or Trading Symbol

Quest Software, Inc. (QSFT)

Explanation of Responses

(1) The amount listed reflects the distribution (the "February Distribution") on February 26, 2001 of 1,640,002 shares of the Issuer's Common Stock by Insight Capital Partners II, L.P., a Delaware limited partnership, and Insight Capital Partners (Cayman) II, L.P., a Cayman Islands limited partnership, to (a) Insight Venture Associates II, LLC, the sole general partner of Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P and (b) the limited partners of Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. A portion of these securities is attributable to Jerry Murdock because Mr. Murdock is a managing member of Insight Venture Associates II, LLC. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which may not be readily determinable.

(2) On February 26, 2001, as part of the February Distribution, Insight Capital Partners II, L.P. and Insight Capital Partners (Cayman) II, L.P. distributed 363,942 shares of the Issuer's Common Stock to Insight Venture Associates II, LLC. A portion of these securities is attributable to Jerry Murdock because Mr. Murdock is a managing member of Insight Venture Associates II, LLC. Mr. Murdock disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which may not be readily determinable. Of the 363,942 shares distributed to Insight Venture Associates II, LLC in the February Distribution, 60,823 of such shares were immediately distributed to certain individuals, including Mr. Murdock (see Note (3) below).

(3) On February 26, 2001, Insight Venture Associates II, LLC distributed 13,349 shares of the Issuer's Common Stock which it had received in the February Distribution to Jerry Murdock.